Form 10-K, Exhibit 13
period 1995-12-31
RYAN BECK & CO INC
filed 1996-04-25
CIK 793280

ANNUAL REPORT ON FORM 10K

Item 6 - Selected Financial Data
                              At or for the years ended December 31,
(In thousands, except per share amounts) 1995   1994    1993    19921991
Statement of Operations Data:
Revenues:
Principal transactions       $13,224  $11,770$14,122 $12,734  $8,578
Commissions                    2,802    2,362  3,456   1,747     964
Investment banking             7,840   14,092  9,232   8,864   3,760
Interest and dividends           894      641    675     660     491
Other                            228      235      368      187      101
  Total Revenues              24,988   29,100 27,853  24,192  13,894

Operating expenses:
Compensation and benefits     15,235   15,526 15,358  13,050   9,148
Communications                 1,288    1,074  1,174   1,066     844
Occupancy and equipment rental
 and depreciation                991      822    883     882     828
Floor brokerage, exchange and clearing fees1,7301,131  1,737   1,3961,0
10
Interest                         473      200    127     107      15
Other operating expenses       2,405    2,467   1,789   2,105   1,565
  Total operating expenses    22,122   21,220 21,068  18,606  13,410

Income (loss) before income taxes2,866  7,880  6,785   5,586     484
Income tax provision (benefit)   1,078   3,114   2,631   2,013    (37)
Net income (loss)            $ 1,788  $ 4,766$ 4,154 $ 3,573 $   521

Earnings (loss) per share - primary<F1>$     .50$   1.37$   1.12$
 .97                         $    .14
Earnings (loss) per share - fully diluted$     .50$   1.32$   1.12$
 .97                         $    .14

Weighted average shares - primary<F1>   3,250  3,296   3,701   3,699
3,771
Weighted average shares - fully diluted 3,574  3,609   3,701   3,699
3,771

Selected Statement of Financial Condition Data:
Total assets                 $38,126  $20,396$19,442 $32,209 $19,767
Total liabilities             26,040    7,915  7,248  20,680   8,145
Total stockholders' equity    12,086   12,481 12,194  11,529  11,622
Book value per share - fully diluted$    3.40$    3.52$    3.29$    3.12
$    3.26
Cash dividends declared   $      .69$      .91$      .91$    1.15$
 .03

<F1>
All share and per share information has been retroactively restated to reflect a 5% stock dividend declared on January 26, 1996. Net income and net income per share information has been restated to reflect tax refunds of $92,000, $93,000 and $39,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the notes related thereto presented elsewhere herein. The discussion of results, causes and trends should not be construed to imply any conclusion that such results, causes or trends will necessarily continue in the future.

Ryan, Beck is principally engaged in the underwriting, distribution and trading of tax-exempt, bank equity and debt securities. The company also provides consulting, research, and financial services to the banking and thrift industries. All aspects of the company's business are highly competitive and impacted by regulatory, economic and other factors outside of its control, including the volatility and price levels of securities markets, the demand for investment banking services and interest rate changes. In addition, a significant portion of the company's expenses, including salaries and benefits, occupancy and communications, are relatively fixed and do not vary with market activity. Consequently, operating results of any individual period should not be considered representative of future performance.

RESULTS OF OPERATIONS

The following table sets forth certain information regarding the revenues of the Company by source:

Selected Financial Data
                                  YEAR ENDED DECEMBER 31,
                               1995         1994          1993
                         Amount PercentAmount Percent AmountPercent
                                       (In Thousands)
Principal transactions:
Tax-Exempt debt securities $ 4,94019.8%$ 5,046  17.3%$ 5,249 18.8%
Taxable debt securities    2,302   9.2  1,729    5.9 2,818   10.2
Equity securities            5,98223.9  4,995   17.2 6,055   21.7

Total                      13,224 52.9 11,770   40.414,122   50.7

Commissions:
Tax-Exempt debt securities    -    -        -    -     187     .7
Equity securities          1,395   5.6  1,281    4.4 1,833    6.6
Mutual funds               1,407   5.6  1,081    3.7 1,436    5.1

Total                      2,802  11.2  2,362    8.1 3,456   12.4

Investment banking(1):
Tax-Exempt debt securities  913    3.7  1,258    4.3 2,469    8.9
Taxable debt securities     456    1.8    309    1.2   381    1.4
Equity securities          1,977   7.9    623    2.1 2,028    7.3
Consulting, placement and valuation fees     4,494    18.011,90240.9
4,354                  15.6

Total                      7,840  31.4 14,092   48.5 9,232   33.2

Interest and dividends      894    3.6    641    2.2   675    2.4
Other                          228     .9 235    0.8   368    1.3

Total                      $ 24,988100.0%$ 29,100100.0%$ 27,853100.0%

<F1>
(1)Investment banking revenue includes management fees and underwriting fees earned in connection with all underwriting participations and selling concessions earned in connection with the Company's participation in tax-exempt debt, corporate debt and equity underwritings.

Since the various activities of the Company are interdependent and substantially the same sales personnel and office facilities are engaged in the generation of the above revenues, the Company does not believe that a meaningful allocation of expenses can be made among these operations.

The following tables set forth, for the periods indicated, (i) items in the Company's Consolidated Statement of Earnings as percentages of total revenue and (ii) the increase (or decrease) by item as a percentage of the amount for the previous period:

Percentage of Total Revenues
                                      Year Ended December 31,
                                      1995      1994      1993

Revenues:
Principal transactions                52.9%     40.4%     50.7%
Commissions                           11.2       8.1      12.4
Investment banking                    31.4      48.5      33.2
Interest and dividends                 3.6       2.2       2.4
Other                                   .9        .8       1.3

Total revenues                       100.0     100.0     100.0

Operating expenses:
Compensation and benefits             61.0      53.3      55.1
Communications                         5.1       3.7       4.2
Occupancy and equipment rental and depreciation            4.02.83.2
Floor brokerage, exchange and clearing fees                6.93.96.2
Interest                               1.9        .7        .5
Other operating expenses               9.6       8.5       6.4

Total operating expense               88.5      72.9      75.6

Income before income taxes            11.5      27.1      24.4
Income tax provision (benefit)                   4.3      10.7   9.5

Net income                             7.2%     16.4%     14.9%

Period to Period Change
                                      1995      1994
                                 Compared withCompared with
                                      1994      1993

Revenues:
Principal transactions                12.4%    (16.7)%
Commissions                           18.6     (31.7)
Investment banking                   (44.4)     52.6
Interest and dividends                39.5      (5.0)
Other                                 (3.0)    (36.1)

Total revenues                       (14.1)      4.5

Operating expenses:
Compensation and benefits             (1.9)      1.1
Communications                        20.0      (8.5)
Occupancy and equipment rental and depreciation 20.6(6.9)
Floor brokerage, exchange and clearing fees       53.0(34.9)
Interest                             136.5      57.5
Other operating expenses              (2.5)     37.9
Total operating expenses               4.3        .7
Income before income taxes           (63.6)     16.1

Income taxes                         (65.4)     18.4
Net income                           (62.5)%    14.7%

1995 COMPARED WITH 1994

All share and per share data were adjusted to reflect the 5% stock dividend declared on January 26, 1996.

Net income for the year ended December 31, 1995 was $1,788,000 compared to $4,766,000 during the same period ending December 31, 1994. On a fully diluted basis, earnings per common share decreased 62.1% to $.50 per share in 1995 compared to $1.32 per share in 1994. Income tax expense and net income for the year ended December 31, 1994 has been restated to reflect a $92,000 income tax refund (equal to $.03 per share) resulting from amending that year's income tax return.

Total revenues during 1995 decreased $4,112,000 or 14.1% to $24,988,000 from $29,100,000 in 1994.

Revenues from principal transactions increased $1,454,000 or 12.4% to $13,224,000 in 1995 from $11,770,000 in 1994. This increase can be attributed to an increase of $987,000 from trading equity securities, an increase of $573,000 from trading corporate debt securities, which was partially offset by a decrease of $106,000 from trading tax-exempt securities. The increase in trading revenues attributable to equity and corporate securities reflected greater demand during 1995 for exchanging securities in a lower interest rate environment as compared with 1994. The decrease in revenue attributable to trading tax-exempt securities primarily reflects reduced product availability and lower yields.

Revenues from investment banking services decreased $6,252,000 or 44.4% to $7,840,000 in 1995 from $14,092,000 in the comparable 1994 period.
This decrease was due to a $7,408,000 decrease in revenues related to consulting, placement and valuation fees and $345,000 from underwriting tax-exempt debt securities which was partially offset by an increase in revenue from underwriting equity securities and taxable debt securities of $1,354,000 and $147,000 respectively.

The decrease in fee income resulted from a reduced number of mutual to stock thrift conversions, including mutual holding companies which closed in 1995 as compared to 1994, the smaller size of the transactions which closed in 1995, and decreased fee income from merger and acquisition advisory work. Despite the closing of several large conversion or mutual holding company transactions subsequent to December 31, 1995 which resulted in significant revenues, there is expected to be greater uncertainty with respect to future revenues resulting from thrift conversions or mutual holding company transactions because of increased competition and potential changes in federal regulatory policy regarding thrift conversions. The reduced fee income from merger and acquisition advisory work is primarily due to the smaller size of many of the Company's merger and acquisition transactions in 1995. The increase in revenues from underwriting equity securities resulted primarily from the closing of several underwritings for financial institutions seeking additional capital for growth purposes as well as the closing of the Ryan, Beck Banking Opportunity Trust, Series 2.

Commission revenue increased $440,000 or 18.6% to $2,802,000 in 1995 from $2,362,000 in 1994. The increase in revenues is primarily due to an increase in mutual fund commissions of $326,000 and in equity commissions of $114,000 reflecting increased activity in the general stock market.

Revenue from interest and dividends increased $253,000 or 39.5% to $894,000 in 1995 from $641,000 in 1994. This increase is a result of increased levels of inventory carried during 1995, partially offset by a lower interest rate environment in 1995.

Total operating expenses increased $902,000 or 4.3% to $22,122,000 in 1995 from $21,220,000 in 1994. This increase is primarily attributed to an increase in Floor brokerage, exchange and clearance fees of $599,000
or 53.0%, and interest expense of $273,000 or 136.5%.   The increase in
Floor brokerage, exchange and clearance fees reflects both increased activity and a rebate of certain clearance costs incurred in connection with transferring to a new clearing agent in 1994. The increase in interest expense reflects the cost of carrying higher levels of inventory during 1995.

1994 COMPARED WITH 1993

Net income for the year ended December 31, 1994 was $4,766,000 compared to $4,154,000 during the same period ending December 31, 1993. On a fully diluted basis, earnings per common share increased 17.9% to $1.32 per share in 1994 from $1.12 per share in 1993. Income tax expense and net income for the years ended December 31, 1994 and 1993 have been restated by $92,000 and $93,000, respectively.

Total revenues during 1994 increased $1,247,000 or 4.5% to $29,100,000 in 1994 from $27,853,000 in 1993.

Revenues from principal transactions decreased $2,352,000 or 16.7% to $11,770,000 in 1994 from $14,122,000 during 1993. This decrease can be attributed to a decrease of $1,089,000 from trading corporate debt securities, a decrease of $1,060,000 from trading equity securities, and a decrease of $203,000 from trading tax-exempt securities. The decrease in trading revenues attributable to tax-exempt and corporate securities reflected greater demand during 1993 for exchanging securities in a lower interest rate environment as compared with a weak market for most of 1994. The decrease in revenue attributable to trading equity securities primarily reflects reduced investor interest in bank and thrift stocks and an overall weakness in bank and thrift equities.

Revenues from investment banking services increased $4,860,000 or 52.6% to $14,092,000 in the 1994 period from $9,232,000 in the comparable 1993 period. This was due to a $7,548,000 increase in revenues related to consulting, placement and valuation fees which was partially offset by a decline in revenue from underwriting equity securities of $1,405,000, a decrease in revenue from underwriting tax-exempt debt securities of $1,211,000 and a $72,000 decrease in revenue from underwriting taxable debt securities.

The increase in fee income resulted from greater activity in mutual to stock thrift conversions, including mutual holding companies and increased merger and acquisition activity among banks and thrifts. Additionally, the weaker market for financial institution equity securities creates greater uncertainty about future merger and acquisition revenues. The decrease in revenues from underwriting equity securities results primarily from reduced interest in raising capital by financial institutions which have at present adequate capital. Much of the prior underwriting activity in tax-exempt debt securities was due to refinancing activity. As a result of recent increases in interest rates, refinancing activity declined significantly during 1994 and is expected to remain at low levels in the foreseeable future.

Commission revenue decreased $1,094,000 or 31.7% to $2,362,000 in 1994 from $3,456,000 in 1993. The decrease in revenues includes a decrease in mutual fund commissions of $355,000 and in equity commissions of $552,000 and is mainly attributable to reduced activity in the general stock market.

Revenue from interest and dividends decreased $34,000 or 5.0% to $641,000 in 1994 from $675,000 in 1993. This decrease is a result of decreased levels of inventory carried during 1994, partially offset by a higher interest rate environment in 1994.

Total operating expenses increased $152,000 or .7% to $21,220,000 in 1994 from $21,068,000 in 1993. This increase is primarily attributed to an increase in other operating expenses of $678,000 or 37.9% partially offset by a decrease in Floor brokerage, exchange and clearance fees of $606,000 or 34.9%. The increase in other operating expenses is a result of an increase in the legal reserve as well as an increase in bad debt expense resulting from recording additional bad debt reserves. The decrease in Floor brokerage, exchange and clearance fees reflects both reduced activity, lower costs and a rebate of certain 1994 clearance costs incurred in connection with transferring to a new clearing agent.

LIQUIDITY AND CAPITAL FUNDS

As of December 31, 1995, the Company's Consolidated Statement of Financial Condition reflects an essentially liquid financial position, with most of the Company's assets consisting of cash or assets readily convertible into cash. The Company's securities positions in its trading accounts (both long and short) are, in most instances, readily marketable.

The Company finances its business through the use of available capital and short term secured borrowings. The Company maintains a facility pursuant to which it may borrow additional funds on a secured short-term basis from its clearing broker. The amount available for borrowing under this facility is related to the level of securities inventory at the clearing broker which may be pledged as collateral; the borrowing rate for such funds at December 31, 1995 was 7.375%. The Company may seek to increase its capital position in the future to support additional growth.

The Company is subject to the SEC's net capital requirements. The Company's regulatory net capital has consistently exceeded such minimum net capital requirements. As of December 31, 1995, the Company had aggregate net capital, after required adjustments, of $5,663,000 which exceeded the minimum net capital requirements by $4,663,000.

EFFECTS OF INFLATION

Because the company's assets are largely liquid, and because securities inventories are carried at current market values, the impact of inflation is reflected in its consolidated financial statements. However, the rate of inflation also affects expenses such as employee compensation, rent, and communications, and such effects may not be readily recoverable through increased commission rates, trading profits or fees. To the extent that inflation has other adverse effects on prices and activities in the securities markets and, in particular, on interest rate conditions in the credit markets, it may adversely affect the Company's financial position and results of operations.

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)
                                                            %Increase
                                      1995         1994     (DECREASE)

Total revenue                       $24,988      $29,100     (14%)
Total expenses                       22,122       21,220        4%
Net income                            1,788        4,766     (62%)
Net income per share:
  Primary                               .50         1.37     (64%)
  Fully diluted                         .50         1.32     (62%)
Dividends per share                     .69          .91     (24%)
Shareholders' equity                 12,086       12,481      (3%)
Return on average shareholders' equity 15.1%       40.7%         -
Shareholders' equity per share - fully diluted      3.40      3.52(3%)
Weighted average number of common and
  common equivalent shares outstanding(F1):
  Primary                             3,250       3,296          -
  Fully diluted                       3,574       3,609          -
Number of shares outstanding at year end:
  Primary                             3,256       3,235          -
  Fully diluted                       3,555       3,544          -

<F1>
Does not include 125,851 and 150,000 shares held by the company's Employee Stock Ownership Plan at December 31, 1995 and 1994 respectively.
All share and per share information has been retroactively restated to reflect a 5% stock dividend declared on January 26, 1996. Net income and net income per share information for 1994 have been restated to reflect applicable tax refunds resulting from amending the 1994 tax return.

SELECTED QUARTERLY FINANCIAL DATA(F1)
                                         QUARTER ENDED
                            March        June   September  December
                              31          30        30        31
                            (In thousands, except per share amounts)
1995
Revenues                  $ 5,533     $ 7,088   $ 6,438    $ 5,929
Income before income taxes    287       1,712       814         53
Income tax provision          100         652       306         20
Net income                    187       1,060       508         33
Earnings per share
     Primary                  .05         .31       .14          -
     Fully diluted            .05         .30       .14          -
Weighted average number of shares
     Primary                3,244       3,249     3,259      3,259
     Fully diluted          3,574       3,574     3,593      3,567

                                         QUARTER ENDED
                            March        June   September  December
                              31          30        30        31
                            (In thousands, except per share amounts)
1994 (Restated)
Revenues                   $7,371      $5,879    $6,145     $9,705
Income before income taxes  2,360       1,381     1,282      2,857
Income tax provision          934         528       482      1,170
Net income                  1,426         853       800      1,687
Earnings per share
     Primary                  .39         .24       .24        .50
     Fully diluted            .39         .24       .21        .48
Weighted average number of shares
     Primary                3,701       3,269     3,050      3,162
     Fully diluted          3,701       3,624     3,554      3,549

MARKET AND DIVIDEND INFORMATION

                              Closing Market Price Dividends Declared
                               High         Low   Regular     Special

1995:
First Quarter                 $7.375     $6.250   $.048       $.305
Second Quarter                 7.000      5.625    .048        .000
Third Quarter                  8.000      5.625    .048        .124
Fourth Quarter                 7.375      6.500    .048        .067
1994:
First Quarter                 $7.125     $5.500 $  .010     $  .171
Second Quarter                 7.125      5.500    .010        .343
Third Quarter                  6.875      5.000    .010        .200
Fourth Quarter                 7.500      6.250   .048         .124

<F1>
All share and per share data have been adjusted for the 5% stock dividend declared on January 26, 1996.
The closing market prices are rounded to the nearest 1/8.


Item 8 - Financial Statements and Supplementary Data

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
ASSETS
                                               DECEMBER 31
                                          1995             1994
Cash                                  $      71     $        64
Cash segregated under federal and other regulations            1111
Receivable from:
 Brokers, dealers and clearing organizations                90942
 Accrued revenues                          110               51
 Other                                     302              358
Securities owned, at market value       34,698           18,688
Prepaid income taxes                       228                -
Deferred income taxes                      634              433
Property and equipment, at cost, less
  accumulated depreciation and amortization                 703508
Other assets
460                                            241
Total assets                          $   38,126     $   20,396

                  LIABILITIES AND STOCKHOLDERS' EQUITY

                                              DECEMBER 31
                                        1995            1994
  Payable to clearing broker          $   16,180    $     1,284
  Securities sold, but not yet purchased,
     at market value                     5,809              891
  Accrued employee compensation and benefits              1,6982,163
  Accounts payable and other accrued expenses                  1,678
1,460
  Income taxes payable                       -            1,271
  ESOP loan obligation                         675          846
Total liabilities                         26,040          7,915

Commitments and contingencies
Stockholders' equity
  Preferred stock - $.10 par value
     Authorized:  2,000,000 shares
     Issued:  410,855 and 444,180 in 1995 and 1994, respectively4144
  Common stock - $.10 par value
     Authorized:  30,000,000 shares
     Issued:  3,270,092 and 3,081,049 shares
     in 1995 and 1994, respectively                         327308
  Additional paid-in capital                             12,04910,907
  Retained earnings                        818            2,547
 Treasury stock, at cost, 13,618 common shares
(91)                               -
 Unearned compensation - restricted stock grants               (401)
(488)
  Unearned ESOP compensation                              (657)
(837)
Total stockholders equity                                12,086
12,481

Total liabilities and stockholders' equity           $   38,126$
20,396

CONSOLIDATED STATEMENTS OF INCOME
 (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                      YEAR ENDED DECEMBER 31
                                     1995          1994       1993
Revenues
  Principal transactions          $  13,224  $   11,770  $   14,122
  Commissions                          2,802      2,362       3,456
  Investment banking                   7,840     14,092       9,232
  Interest and dividends                894         641         675
  Other                                          228         235
368

     Total revenues                      24,988    29,100       27,853

Operating expenses
  Compensation and benefits          15,235      15,526      15,358
  Communications                       1,288      1,074       1,174
  Occupancy and equipment
     rental and depreciation             991        822         883
  Floor brokerage, exchange
     and clearance fees               1,730       1,131       1,737
  Interest                               473        200         127
  Other                               2,405       2,467         1,789

     Total operating expenses            22,122     21,220        21,068

Income before provision for income taxes             2,866    7,8806,785

Provision for income taxes            1,078       3,114        2,631

Net income                                    $    1,788 $    4,766$
4,154

Earnings per common share:
     Primary                   $        .50     $  1.37  $     1.12
     Fully diluted             $        .50     $  1.32  $     1.12

Weighted average number of  shares:
     Primary                          3,250       3,296       3,701
     Fully diluted                    3,574       3,609         3,701
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (IN THOUSANDS EXCEPT SHARE DATA)
                                              UnearnedUnearned     Total
                              Additional    CompensationESOP       Stock-
                    CommonPreferredPaid-in    RetainedRestricted   Compen
- -                  Treasuryholders'
                    Stock Stock Capital EarningsStock Grants sationStock
Equity

Balance at January 1, 1993
   as previously reported$  352$       -$10,861$   277$        -$
- -               $      -$11,490
Prior period adjustment-     -      -     39      -       -     -    39
Issuance of 13,592 shares through
   exercised stock  options  1      -     42      -       -     -     -
43
Tax related benefit from stock transac-
  tions with employees -     -     16      -      -       -     -    16
Retirement of 11,454 shares
  of common stock (1)        -(23)              (18)      -     -     -
(42)
Unearned compensation -
  restricted stock grants        -          -          -        -   (12
2)                     -     -  (122)
Net income             -     -      -  4,154      -       -     - 4,154
Cash dividends declared: Common        -         -         - (3384)
- -                      -         - (3,384)
Balance at December 31, 1993352            -  10,896             1,068
(122)                  -     - 12,194
Conversion of common stock
  to preferred stock (635,789 shares)   (63)     63       -     -     --
- -                      -
Exchange offering costs-     -      -  (110)      -       -     - (110)
Unearned compensation -
  restricted stock grants    -      -      -      -   (466)     -     -
(466)
Unearned compensation related to
  Preferred stock purchased by ESOP -      -      -       -     - (994)-
(994)
Amortization of restricted
  stock grants - unearned compensation     -      -       -     -   100-
- -                    100
Amortization of ESOP unearned
  compensation         -     -      9      -      -     157     -   166
Conversion of preferred stock
  to common stock (191,609 shares) 19   (19)      -       -     -     --
- -
Issuance of 625 shares
  through exercised stock options         -         -         2
- -                      -          -         -     2
Net income             -     -      -  4,766      -       -     - 4,766
Cash dividends declared: Common     -      -      - (2,916)     -     --
(2,916)
             Preferred         -         -              -      (261)
- -                     -          -       (261)
 Balance at December 31, 1994   308     44   10,907   2,547   (488)   (
837)                   -  12,481
Tax related benefit from stock transac-
  tions with employees -     -     16       -     -       -     -    16
Unearned compensation -
  restricted stock grants    -      -       -     -   (167)     -     -
(167)
Amortization of restricted
  stock grants - unearned compensation      -     -       -     -   254-
- -                    254
Amortization of ESOP unearned
  compensation         -     -     30       -     -     180     -   210
Conversion of preferred stock
  to common stock (33,325 shares)   3     (3)     -       -     -     --
- -
Treasury stock (13,618 shares)      -       -     -       -     -     -
(91)                (91)
Net income             -     -      -   1,788     -       -     - 1,788
Cash dividends declared: Common     -       -     - (2,226)     -     --
(2,226)
             Preferred         -         -              -      (179)
- -                     -           -       (179)
5% stock dividend declared on
      January 26, 1996       16          -       1,096   (1,112)
- -                      -        -              -
 Balance at December 31, 1995$   327$     41$   12,049$     818$   (401)
$  (657)        $   (91)$  12,086
See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
INCREASE (DECREASE) IN CASH
                                         YEAR ENDED DECEMBER 31
                                           1995       1994     1993
(IN THOUSANDS)
Cash flows from operating activities
  Net income                                     $    1,788$    4,766$
4,154
  Adjustments to reconcile net income to
  net cash provided by operating activities:
   Depreciation and amortization            289        165      128
   Amortization of restricted stock grants  254        100       48
   Amortization of ESOP unearned compensation210       166        -
   Deferred income taxes                  (201)      (433)        -
   Increase (decrease) in allowance
     for doubtful accounts                 (10)         15        5
   Increase (decrease) in assets:
     Receivables
       Brokers, dealers and clearing organizations   (867)       331,775
       Accrued revenues                    (59)         38     (24)
       Other                                 66       (64)      111
     Securities owned, at market value (16,010)      (974)   11,199
     Prepaid income taxes                 (228)          -        -
     Other assets                         (219)         72    (109)
Increase (decrease) in liabilities
     Payables
       Payable to clearing broker        14,896    (3,334) (11,580)
       Securities sold, but not yet purchased - at
         market value                     4,918       (49)    (883)
       Accrued employee compensation and benefits    (465)    1,153640
       Accounts payable and other accrued expenses     218      75924
       Income taxes payable             (1,271)       1,226      (1,633)

     Total adjustments                    1,521      (1,127)
(299)

     Net cash provided by operating activities, carried forward

Cash flows from investing activities:
  Capital expenditures                    (484)      (206)     (211)

Net cash used in investing activities       (484)     (206)      (211)

Cash flows from financing activities:
  Common stock repurchased for restricted stock grants (167)  (466)(133)
  Principal payments of ESOP obligation   (171)      (126)        -
  Proceeds from the exercise of stock options -          2       43
  Exchange offering costs                     -      (110)        -
  Purchase of treasury stock               (91)          -        -
  Tax related benefit from stock
    transactions with employees              16          -       16
  Dividends paid: Common                (2,226)   (2,916)    (3,384)
           Preferred                      (179)      (217)            -
  Net cash used in financing activities    (2,818)   (3,833)   (3,458)
Net increase (decrease) in cash               7      (400)      186

Cash at beginning of year                    75        475       289

Cash at end of year                  $       82 $       75$      475

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
   Interest                            $    462   $    228$      156
   Income taxes                           2,976      2,322    4,264

Supplemental disclosure of non cash financing activity:
  During the year ended December 31, 1994, the Company's Employee
  Stock Ownership Plan borrowed $993,750.  The Company recorded the
  ESOP obligation as a Company liability offset with an equal value contra-equity account (unearned ESOP compensation) in the Company's consolidated statements of financial condition.

Disclosure of accounting policy:
     For purposes of the consolidated statements of cash flows, the Company includes in cash all cash and securities segregated in compliance with federal and other regulations.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Nature of Business and Summary of Significant Accounting
Policies

  Nature of Business

  The Company is a boutique investment firm that is principally engaged in the underwriting, distribution and trading of tax-exempt, bank equity and debt securities. The Company provides consulting, research and financial services to the banking and thrift industries, with a focus on corporate finance and merger related services. The Company also offers a general securities brokerage business with investment and insurance products for retail and institutional clients. The Company operates on a fully-disclosed basis. For regulatory compliance requirements, see Note 9.

  The Company, like other securities firms, is affected by economic and political conditions. Additionally, a substantial portion of the operations of the Company is subject to developments affecting municipal finance and financial institutions.

  Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and accounts have been eliminated.

  Recognition of Revenues

  The Company's securities transactions (and related revenues and expenses) are recorded on a trade date basis. Selling concessions, consulting fees, management fees and underwriting fees, less related expenses, are recorded in income as earned. All securities owned, sold, but not yet purchased by the Company are valued at market which result in unrealized gains and losses reflected in earnings currently.

  Investment banking revenues include gains, losses, and fees net of syndicate expense arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services.

  Reclassifications

  Certain reclassifications have been made to prior years' financial statements to conform to the current year's presentation.

  Property and Equipment

  Depreciation is provided for either on a straight-line or declining balance basis using estimated useful lives of three to seven years for financial statement purposes. Accelerated depreciation methods are generally used for federal income tax purposes. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

  Pervasiveness of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Postemployment Benefits

  During 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment
  Benefits" ("SFAS 112").   SFAS 112 requires that employers expense
  the costs of postemployment benefits paid before retirement, principally severance benefits (including health care coverage), over the service lives of employees if certain conditions are met. Prior to 1994, the Company had no postemployment benefit agreements, therefore, there was no cumulative effect resulting from the adoption of SFAS 112. The initial effect of adopting SFAS 112 was a one time after-tax non cash charge of $170,000 ($.05 per share on a fully diluted basis), which was recognized during 1994. Compensation expense charged to operations was $47,000 for the year ended December 31, 1995 (see Note 13).

Note 3 - Securities Owned, at Market Value

  Securities in the Company's trading account consisted of the following:
                                    DECEMBER 31
                                    19951994
                                        (In Thousands)
     States and municipalities $  19,400   $   13,604
     Corporate debt                             1,8331,913
     Corporate equity                          13,1302,956
     U.S. Government and agency                   310215
     Other                                               25
- -

          Total                             $  34,698$  18,688

Note 4 - Property and Equipment

  Property and equipment, stated at cost, consist of the following:
                                    DECEMBER 31
                                    1995     1994
                                         (In Thousands)
     Office furniture and equipment          $   2,317$   1,882
     Leasehold improvements                             912        863
                                   3,229         2,745
     Less:  Accumulated depreciation
         and amortization                  2,526     2,237

                              $      703    $      508

Note 5 - Payable to Clearing Broker

  The Company has an agreement with its clearing broker that enables the Company to borrow by pledging securities owned. As of December 31, 1995 and 1994 the balances due were approximately $16,180,000 and $1,284,000, respectively. At December 31, 1995, the interest rate paid on these borrowings was 7.375%.

Note 6 - Securities Sold, But Not Yet Purchased

  Securities sold, but not yet purchased consisted of the following:
                                    DECEMBER 31
                                    1995      1994
                                      (In Thousands)
     State and municipalities $      406    $     179
     Corporate debt                  347           46
     Corporate equity              5,037          666
     U.S. Government and agency          19           -
          Total                             $   5,809$     891

  Securities sold, but not yet purchased are a part of the Company's normal activities as a broker and dealer in securities and are subject to off-balance-sheet market risk of loss should the Company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

Note 7 - Prior Period Adjustment

  During October 1995, the Company received total refunds of approximately $224,000 plus interest resulting from amended tax returns for the years ended December 31, 1994, 1993, and 1992. Accordingly, the Company has restated its previously issued 1994 and 1993 financial statements to reflect a correction to its income tax provision. The impact on previously reported net income and earnings per share (after giving effect for a 5% stock dividend paid on February 13, 1996) were as follows:

  Prior Period Adjustment
  Year ended December 31, 1994                      1993
  (in thousands)  Net  Per SharePer Share   Net  Per Share Per Share
                 Income PrimaryFully DilutedIncomePrimaryFully Diluted
  Increase from
  previously reported    $   92   $  .03   $  .03  $  93     $  .03$
  .03

Note 8 - Income Taxes

  The current provision for federal income taxes has been restated to reflect $92,000 and $93,000 income tax refunds for the years ended December 31, 1994 and 1993, respectively resulting from amending those years' tax returns.

  The provision (benefit) for income taxes consists of:
                                     YEAR ENDED DECEMBER 31
                                 1995 1994         1993
                                      (In Thousands)
     Current Provision:
          Federal                 $     929$     2,588$   1,944
          State and local                      350         959
687
                             $  1,279$    3,547$   2,631
     Deferred Benefit:
          Federal                 $    (152)$      (329)-
          State and local                       (49)        (104)
- -
                           $    (201)$      (433)$          -
              Total          $  1,078$      3,114$     2,631

  Provision (benefit) for income taxes is reconciled to amounts computed by applying the federal corporate tax rate to income before income taxes as follows:
                                   YEAR ENDED DECEMBER 31
                                      1995 1994         1993
                                           (In Thousands)
  Tax provision at federal  statutory rate  $   974 $   2,680$   2,307
  State and local income taxes,
    net of federal income tax benefit 230       564       453
  Net reduction relating to interest income on
    state and municipal government obligations(135)     (134)(133)
  Other                                 9           4             4
                                  $ 1,078  $  3,114$    2,631

  The tax effects of the principal temporary differences resulting in a deferred tax asset are as follows:
                              YEAR ENDED DECEMBER 31
                                      1995 1994
                                      (In Thousands)
     Deferred compensation -
          Restricted stock grants$  (138)   $  (40)
          Postemployment benefits   (123)     (113)
     Accrued expenses               (335)     (250)
     Other, net                      (38)      (30)
                                 $  (634)  $  (433)

 Note 9 - Regulatory Requirements

  The Company is subject to the net capital provision of Rule 15c3-1 under the Securities Exchange Act of 1934 which requires that the Company's aggregate indebtedness shall not exceed 15 times net capital as defined under such provision. Additionally, the Company, as a market maker, is subject to supplemental requirements of Rule 15c3-1(a)4 which provides computation for the net capital to be based on the number and price of issues in which markets are
  made by the Company, not to exceed $1,000,000.   At December 31,
  1995 and 1994, the Company's net capital was approximately $5,663,000 and $9,198,000 (as restated), respectively, which exceeded net capital rule requirements by approximately $4,663,000 and $8,198,000 (as restated), respectively.

  The Company operates under the provisions of paragraph (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully-disclosed broker and, accordingly, customer accounts are carried on the books of the clearing broker. However, the Company safekeeps and redeems municipal bond coupons for the benefit of its customers. Accordingly, the Company is subject to the provision of SEC Rule 15c3-3 relating to possession or control and customer reserve requirements.

Note 10 - Common Stock Dividend, Earnings per Common Share and Dividends
Paid

  On January 26, 1996, the Company's Board of Directors declared a 5% stock dividend for shareholders of record as of February 5, 1996. The stock dividend is payable on February 13, 1996. Accordingly, all share and per share information in the consolidated statements of operations have been restated to reflect this stock dividend except as noted.

  Primary earnings per share are computed by deducting preferred dividends from net income in order to determine net income attributable to common stockholders. This amount is then divided by the weighted average number of common shares outstanding and common stock equivalents arising from stock options. The weighted average number of common shares outstanding for primary earnings per share is 3,250,000, 3,296,000 and 3,701,000 shares for each of the years ended December 31, 1995, 1994 and 1993, respectively.

  Fully diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year after giving effect for common stock equivalents arising from stock options and preferred stock assumed converted to common stock. The weighted average number of common shares outstanding for full dilution is 3,574,000, 3,609,000 and 3,701,000 shares for each of the years ended December 31, 1995, 1994 and 1993, respectively.

  The preferred stock shares outstanding, including 125,851 unallocated and unreleased issued shares in 1995 held by the ESOP trust, were excluded in computing the primary earnings per share pursuant to the Company's adoption of Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." (see
  Note 12).

  Dividends declared on common stock during the years ended December 31, 1995, 1994, and 1993 were $.69, $.91, and $.91, respectively, after giving effect to the 5% stock dividend in 1996. Dividends declared on preferred stock during the years ended December 31, 1995 and 1994 were $.60 each year.

Note 11 - Accounting for Stock Based Compensation (SFAS #123)

  The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for years ended December 31, 1995, 1994 and 1993. (see Note 12).

  In October, 1995, the Financial Accounting Standards Board issued Statement (SFAS) No. 123, Accounting for Stock Based Compensation which becomes effective for transactions entered into in fiscal years that begin after December 15, 1995. This statement permits an entity to apply the fair value based method to stock options awarded during 1995 and thereafter in order to measure the compensation cost at the grant date and recognize it over its vesting period. This statement also allows an entity to continue to measure compensation costs for these plans pursuant to APB Opinion 25. Entities electing to remain with the accounting treatment under APB Opinion 25 must make proforma disclosures of net income and earnings per share to include the effects of all awards granted in fiscal years beginning after December 31, 1994, as if the fair value based method of accounting pursuant to SFAS No. 123 had been applied. The Company intends to adopt the disclosure requirements for this statement effective for year ending December 31, 1996, if material, while continuing to measure compensation cost using APB 25. Had compensation cost been determined on the basis of SFAS No. 123, the proforma effect on the Company's net income and earnings per share for the year ended December 31, 1995 would have been deminimus.

Note 12 - Employees Benefit Plans

  Employee Stock Ownership Plan (ESOP)

  Effective June 1, 1994 the Company established a leveraged tax-qualified Employee Stock Ownership Plan (ESOP) for all nonexcluded employees who meet the Company's eligibility and participation requirements. The ESOP purchased 150,000 shares of the Company's preferred stock at a cost of $993,750 using the proceeds of a loan utilizing the preferred shares as collateral. All dividends received by the ESOP in 1994, totaling $82,000, were used to pay debt service. None of the ESOP dividends received were used to pay debt service in fiscal 1995. The Company makes annual contributions to the ESOP equal to the ESOP's debt service, which totaled $171,000 and $67,000 for the years ended December 31, 1995 and 1994 respectively. For each plan year during the duration of the loan, the number of shares committed to be released is based on a predetermined formula tied into the Company's debt service paid during the year.

  The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as a liability and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share (EPS) computations upon actual release and allocation to active employees. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. ESOP compensation expense for fiscal 1995 and 1994 was $209,000 and $166,000, respectively. The status of ESOP shares as of December 31, 1995 was as follows:

Status of ESOP Shares
               Total ESOP shares                  150,000
               Allocated shares in 1994          (24,149)
               Shares committed to be released for year 1995    (26,588)
               Unreleased shares                   99,263
               Fair value of unreleased shares
                 at December 31, 1995         $   769,288


  Stock Option Plan

  On April 29, 1986, the Board of Directors approved a nonqualified Stock Option Plan under which 656,250 shares (reflecting the 5% stock dividend declared on January 26, 1996) of common stock are reserved for issuance to officers and other key employees of the Company and are exercisable beginning one year from date of grant at various percentages expiring ten years from such date. The Stock Option Plan is administered by a Board Committee.

  Stock option activity is shown below as adjusted for the 5% stock dividend declared on January 26, 1996:
                                       1995        1994        1993
  Shares under options outstanding January 1      9,515     10,17124,443
  Stock options granted at $7.20 - $7.38 per share127,575        --
  Options exercised at $3.02 per share           -      (656)(14,272)

  Shares under options outstanding and
    exercisable at $3.02 - $7.38 per share
    at December 31                  137,090       9,515     10,171

  At December 31, 1995, 369,865 shares were available for future grants under the Plan. The Company derives a tax deduction measured by the excess of the market value over the option price at the date nonqualified options are exercised. The related tax benefit is credited to additional paid-in capital. The Company makes no charges against capital with respect to options granted.

  Restricted Stock Grant Plan

  The Company's Restricted Stock Grant Plan provides for the award of up to $1,000,000 of the Company's common stock to certain key
  employees pursuant to the Plan terms.   Plan participants are
  entitled to receive dividends and to vote their respective shares. The shares awarded are restricted for a period not to exceed seven years, as amended in 1993. Additionally, the Plan was amended on September 25, 1992 to include acceleration of vesting as determined by the Plan's committee. Upon issuance of restricted stock, unearned compensation, equivalent to the market value of the shares awarded at the time of the grant, is charged to stockholders' equity and is amortized to expense over the periods until the restrictions lapse. The Company derives a tax deduction measured by the excess of the market value over the original cost of the grants at the time of vesting. The related tax benefit is credited to additional paid-in capital.

  The Company awarded 24,541, 71,979 and 23,859 shares during the years ended December 31, 1995, 1994, and 1993, respectively (reflecting the 5% stock dividend declared on January 26, 1996). Compensation expense relating to this plan charged to operations totaled $254,000, $100,000 and $30,000 for the years ending December 31, 1995, 1994, and 1993, respectively.

  Profit Sharing Plan/Savings Plan

  Effective June 1, 1994, the Company amended its qualified profit sharing plan to include a 401(k) savings plan covering all eligible employees. The Company's contributions consist of the total salary reduction election by up to 6% of eligible participants, plus a discretionary amount determined annually within the allowable limits of the Plan. The Company's profit sharing discretionary contributions as included in the Company's operating expenses were $629,000, $792,000, and $1,002,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

Note 13 - Commitments and Contingencies

  The Company leases office space in various locations under noncancellable operating leases with options to renew.

  At December 31, 1995, the future minimum rental commitments were as follows:
                                          Amount
                     YEAR                   (IN THOUSANDS)
                    1996                    $  574
                   1997                        574
                    1998                       565
                     1999                        45

                                            $1,758

  Total office rental expenses charged to operations were approximately $587,000, $521,000, and $586,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

  The Company is involved in various legal actions arising in the ordinary course of business. In accordance with the Company's accounting policy the Company maintains a legal reserve to help offset any adverse decisions or unusual legal expense. Legal counsel is vigorously defending these actions and believes that the Company has meritorious defenses. However, the ultimate outcome cannot be predicted with certainty, and the impact on operating results (if any) cannot reliably be estimated. Nevertheless, due to uncertainties in the settlement process, it is at least reasonably possible that management's view of the outcome could change in the near term.

  The Company has employment contracts with certain of its key officers for terms ranging from one to three years, with one year being added at each anniversary date. The agreements contain provisions that would entitle individual officers to receive a minimum of $75,000 to a maximum of $750,000 plus certain benefits (as applicable), depending on varying events such as, death, disability, voluntary or involuntary termination, change of control and liquidation. The largest potential liability would be in the event of a change of control. In this event the Company's contingent liability would not exceed $2,895,000 ($3,225,000 liability net of approximately $330,000 of postemployment benefits, which were provided for in the Company's financial statements at December 31, 1995).

Note 14 - Financial Instruments, Off-Balance-Sheet Risk and
Concentration of Credit Risk

  The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers' securities activities are mainly transacted on a cash basis, however, during 1991 the Company introduced margin accounts. These transactions may expose the Company to off balance sheet risk, wherein the clearing broker/dealer may charge any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses which customers may incur. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

  The financial instruments of the Company are reported in the consolidated statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

  The Company's securities owned at market value consist primarily of state and municipal obligations issued by the State of New Jersey or municipalities within that state.

Note 15 - Preferred Stock

  Pursuant to a stock offer consummated on April 29, 1994, there were 485,789 shares of common stock exchanged for a new voting cumulative convertible preferred stock and 103,641 shares of common stock were purchased at a price of $6.75 per share. Subsequent to April 29, 1994, an additional 46,359 shares of common stock were purchased in the open market. All the common stock shares acquired (totaling 150,000) were retired and an equal number of shares of new voting cumulative convertible preferred stock were issued to a newly formed Employee Stock Option Plan (ESOP) for cash equal to the amount paid by the Company for the common stock (see Note 12).

  The preferred shares are convertible at any time at the option of the holder into 1.05 shares (as adjusted for the 5% stock dividend) of common stock. In the event of liquidation, each preferred share will participate equally with each share of common stock, plus unpaid dividends. At any time after three years from the date of issuance, the Company may, upon 20 days prior written notice, in its sole discretion, redeem all preferred stock at a redemption price equal to the purchase price. Dividends, which commenced in May 1994, are payable quarterly at an annual rate of $.60 per share.

  Additionally, 33,325 and 191,609 shares of preferred stock were converted into an equal number of shares of common stock during the years ended December 31, 1995 and 1994.

Note 16 - Subsequent Events

  On January 26, 1996, the Board of Directors declared a 5% stock dividend and a regular fourth quarter cash dividend of $.05 per share, payable on February 13, 1996 to stockholders of record on February 5, 1996. All share and per share information in the consolidated financial statements reflect the stock dividend for all periods presented.