Form 10-K, Exhibit 13
period 1996-12-31
RYAN BECK & CO INC
filed 1997-03-26
CIK 793280

ANNUAL REPORT

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders of Ryan, Beck &
Co.,
Inc. and subsidiaries:

We have audited the accompanying consolidates statement of financial condition of Ryan, Beck & Co., Inc. and subsidiaries as of December 31, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements present fairly, in all material respects, the financial position of Ryan, Beck
& Co., Inc. and subsidiaries at December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche, LLP
February 14, 1997
New York, New York

Ryan, Beck & Co. and Subsidiaries

We hereby consent to the incorporation by reference of our report dated February 5, 1996, on our audits of the consolidated statements of financial condition of the Company and its Subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of cash flows for the two years then ended listed in Item 14(a) of the Company's Annual Report on Form 10-
K for the fiscal year ended December 31, 1995.

Trien, Rosenberg, Rosenberg, Weinberg, Ciullo & Fazzari, LLP
Morristown, New Jersey
March 26, 1997

RYAN, BECK & CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL
CONDITION
(IN THOUSANDS EXCEPT SHARE AND PER SHARE
DATA)
		December 31,
	1996		1995
ASSETS
Cash 		$         13	$      71
Cash segregated under federal and other regulations		17
	11
Receivable from:
Brokers and dealers		25	909
Accrued revenues		225	110
Other		371	302
Securities owned, at market value 		33,789	34,698
Prepaid income taxes		950	228
Deferred income taxes		830	634
Property and equipment, at cost, less
accumulated depreciation and amortization		371	703
Other assets
	         356	        460

Total assets 		$  36,947	$  38,126

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Payable to clearing broker		$   15,375	$   16,180
Securities sold, but not yet purchased, at market value
	5,424	5,809
Accrued employee compensation and benefits
	2,249	1,698
Accounts payable and other accrued expenses
	2,192	1,678
ESOP loan obligation		          538	         675
Total liabilities	   	      25,778	    26,040

Stockholders' equity
Preferred stock - $.10 par value
Authorized:  2,000,000 shares
Issued: 397,948 and 410,855 in 1996 and 1995, respectively
	40	41
Common stock - $.10 par value
Authorized:  30,000,000 shares
Issued:  3,253,695 and 3,270,092 shares
in 1996 and 1995, respectively			325	327
Additional paid-in capital			11,875	12,049
Retained earnings			246	818
Treasury stock, at cost, 88,000 and 13,618 common shares

in 1996 and 1995, respectively			(624)
	(91)
Unearned compensation - restricted stock grants
	(173)	(401)
Unearned ESOP compensation
(520)	        (657)
Total stockholders' equity	  		      11,169
12,086

Total liabilities and stockholders' equity 		   $
36,947	$   38,126

See notes to consolidated financial statements.

RYAN, BECK & CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)
	Year Ended December 31,
                                     	1996	1995	1994
Revenues
Principal transactions          	$   9,846	$  13,224	$
11,770
Investment banking                   	12,822	7,840	14,092
Commissions                          	4,291	2,802	2,362
Interest and dividends               	1,329	894	641
Other                                  	        222	        228
235
Total revenues                   	   28,510	   24,988
29,100

Operating expenses
Compensation and benefits 	18,831	15,235	15,526
Floor brokerage, exchange and clearance fees
	2,085	1,730	1,131
Communications                       	1,408	1,288	1,074
Occupancy, equipment rental and depreciation
	1,316	991	822
Professional fees	1,098	774	1,020
Interest                               	1,096	473	200
Advertising and market development	907	615	437
Other	     1,412	     1,016	       1,010
Total operating expenses         	   28,153	   22,122
	     21,220

Income before provision for income taxes             	357
	2,866	7,880

Provision for income taxes	         97	      1,078
3,114

Net income                                    	$     260	$    1,788
	 $    4,766

Earnings per common share:
Primary	$      .02	$        .50	$      1.37
Fully diluted 	$      .02	$        .50	$      1.32

Weighted average number of  shares:
Primary	3,202	3,250	3,296
Fully diluted	3,521	     3,574	  3,609

See notes to consolidated financial statements.

RYAN, BECK & CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS'
EQUITY
(IN THOUSANDS EXCEPT SHARE DATA)

				Unearned	Unearned
	Total
			Additional 		Compensation
	ESOP		Stock-
	Common	Preferred	Paid-in  	Retained
	Restricted
	Compen-	Treasury	 holders'
	Stock 	Stock	Capital 	Earnings	Stock
Grants 	sation	Stock	Equity
Balance at January 1, 1994
  as previously reported	$   352	$      -	$  10,896	 $
1,068      	$   (122)   	$   -	   $       -	 $12,194
Conversion of common stock
  to preferred stock (635,789 shares)	(63)	63	-	-
	-	-	-	-
Exchange offering costs	-	-	-	(110)	-
	-	-	(110)
Unearned compensation -
  restricted stock grants	-	-	-	-
	(466)	-	-	(466)
Unearned compensation related to
  preferred stock purchased by ESOP	-	-	-	-
	-	(994)	-	(994)
Amortization of restricted
  stock grants - unearned compensation	-	-	-
	-	100	-	-	100
Amortization of ESOP unearned
  compensation	-	-	9	-	-	157
	-	166
Conversion of preferred stock
  to common stock (191,609 shares)	19	(19)	-	-
	-	-	-	-
Issuance of 625 shares
  through exercised stock options	         -	         -	         2
-	           -	          -	         -	2
Net income	-	-	-	4,766	-	-	-
	4,766
Cash dividends declared: common	-	-	-
	(2,916)	-	-	-	(2,916)
	       preferred	        -	        -	            -	      (261)
	          -	          -	         -	      (261)
 Balance at December 31, 1994	   308	     44	   10,907
	    2,547	    (488) 	    (837)	         -
12,481
Tax related benefit from stock
  transactions with employees	-	-	16	-	-
	-	-	16
Unearned compensation -
  restricted stock grants	-	-	-	-
	(167)	-	-	(167)
Amortization of restricted
  stock grants - unearned compensation	-	-	-
	-	254	-	-	254
Amortization of ESOP unearned
  compensation	-	-	30	-	-	180
	-	210
Conversion of preferred stock
  to common stock (33,325 shares)	3	(3)	-	-
	-	-	-	-
Treasury stock purchases
(13,618 shares)	-	-	-	-	-	-
	(91)	(91)
Net income	-	-	-	1,788	-	-	-
	1,788
Cash dividends declared: common	-	-	-
	(2,226)	-	-	-	(2,226)
	       preferred	         -	         -	           -	      (179)
	         -	  -	           -	       (179)
5% stock dividend declared on
      January 26, 1996	      16	-	     1,096	   (1,112)
		-          -	        - 	           -
Balance at December 31, 1995	    327	     41	   12,049
	       818	    (401) 	    (657)	     (91)
	  12,086
Retirement of 19,393 shares of
    common stock	(2)	-	(127)	-	-	-
	129	-
Forfeiture of restricted stock grants
     (10,347 shares)	(1)	-	(58)	-	59	-
	-	-
Unearned compensation -
   restricted stock grants	-	-	-	-
	(175)	-	-	(175)
Amortization of restricted stock
   grants - unearned compensation	-	-	-	-
	344	-	-	344
Amortization of ESOP
   unearned compensation	-	-	11	-	-
	137	-	148
Conversion of preferred stock
   to common stock (12,907 shares)	1	(1)	-	-
	-	-	-	-
Treasury stock purchases
(93,475 shares)	-	-	-	-	-	-
	(662)	(662)
Net Income	-	-	-	260	-	-	-
	260
Cash dividends declared: common 	-	-	-
	(642)	-	-	-	(642)
	    preferred	        -	        -	            -	     (190)
	          -	          -	         -	      (190)
Balance at December 31, 1996	$  325	$   40	$ 11,875
	$     246	$  (173)	$  (520)	$ (624)
	$11,169
See notes to consolidated financial statements.

RYAN, BECK & CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
         	Year Ended December 31,
	1996	1995	1994
Cash flows from operating activities:
  Net income                                     	$     260	$   1,788
	$  4,766
  Noncash items included in net income:
   Depreciation and amortization           	575	289	165
   Amortization of restricted stock grants	344	254	100
   Amortization of ESOP unearned compensation	148	210
	166
   Deferred income taxes	(196)	(201)	(433)
   Increase (decrease) in allowance for doubtful accounts 	-
	(10)	15

   (Increase) decrease in operating assets:
     Cash segregated under federal and other regulations	(6)
	-	(1)
     Receivables:
       Brokers and dealers	884	(867)	33
       Accrued revenues	(115)	(59)	38
       Other 	(69)	66	(64)
     Securities owned, at market value 	909	(16,010)
	(974)
     Prepaid income taxes 	(722)	(228)	-
     Other assets 	104	(219)	72

Increase (decrease) in operating liabilities:
    Payable to clearing broker	(805)	14,896	(3,334)
    Securities sold, but not yet purchased - at market value
	(385)	4,918	(49)
    Accrued employee compensation and benefits	551
	(465)	1,153
    Accounts payable and other accrued expenses	514	218
	759
    Income taxes payable 	            -	   (1,271)
1,226

     Net cash provided by operating activities	 $  1,991	$
3,309	$  3,638

Cash flows from investing activities -
  Capital expenditures 	       (243)	       (484)	     (206)

Cash flows from financing activities:
  Common stock repurchased for restricted stock grants
	(175)	(167)	(466)
  Principal payments of ESOP obligation  	(137)	(171)
	(126)
  Proceeds from the exercise of stock options	-	-	2
  Exchange offering costs	-	-	(110)
  Purchase of Treasury Stock	(662)	(91)	-
  Tax related benefit from stock transactions with employees	-
	16	-
  Dividends paid:  Common	(642)	  (2,226)	 (2,916)
 	Preferred	      (190)	      (179)	      (217)
  Net cash used in financing activities 	    (1,806)	   (2,818)
	   (3,833)
Net increase (decrease) in cash 	(58)	7	(401)

Cash at beginning of year	         71	         64
465

Cash at end of year	$       13	$       71	 $       64

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
   Interest	$  1,043	$    462	$    228
   Income taxes	1,001	2,976	2,322

Supplemental disclosure of noncash financing activity:

During the year ended December 31, 1994, the Company's
Employee
Stock Ownership Plan borrowed $994,000. The Company recorded the ESOP obligation as a Company liability offset with an equal value contra-equity account (unearned ESOP compensation) in the Company's consolidated statements of financial condition.

See notes to consolidated financial statements.

Cautionary Statement Regarding Forward-Looking Statements

This report contains "forward-looking" statements. The
Company is including
this statement for the express purpose of availing itself of the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include, but are not limited to (a) projections of revenues, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, capital structure and other financial items,
(b) statements
of plans and objectives of the Company or its management or Board of
Directors, (c) statements of future economic performance and
(d) statements of
assumptions underlying other statements and statements about the Company or its business.

The Company's ability to predict projected results or to predict the effect of certain events on the Company's operating results is inherently uncertain.
Therefore, the Company wishes to caution each reader of this report to carefully consider certain factors, including competition for clients; market conditions regarding buyers and sellers of' securities; legal and regulatory developments and market and regulatory conditions relating to public offerings, underwritings, mergers and acquisitions and municipal bonds and other factors discussed herein, because such factors in some cases have affected and in the future (together with other factors) could affect, the ability of the Company to achieve its anticipated results and may cause actual results to differ materially from those expressed herein.

The following discussion and analysis should be read in conjunction with the
Company's consolidated financial statements and the notes related thereto presented elsewhere herein. The discussion of results, causes and trends should not be construed to imply any conclusion that such results, causes or trends will necessarily continue in the future.

Ryan, Beck is principally engaged in the underwriting, distribution and trading of tax-exempt, bank equity and debt securities. The Company provides investment banking, research and financial advisory services to the financial services industry, with a focus on corporate finance and merger related services.
The Company also offers a general securities brokerage business with investment and insurance products for retail and institutional clients. All aspects of the Company's business are highly competitive and impacted by regulatory, economic and other factors outside of its control, including the volatility and price levels of securities markets, the demand for investment banking services and interest rate changes. In addition, a significant portion of the Company's expenses, including salaries and benefits, occupancy and communications, are relatively fixed and do not vary with market activity.
Consequently, operating results of the Company fluctuate, and therefore the results of any individual period should not be considered representative of future performance.

Results of Operations
The following table sets forth certain information regarding the revenues of the
Company by source:

Year Ended December 31,
	1996	1995	1994
	Amount	Percent	Amount 	Percent
	Amount	Percent
	(Dollars In Thousands)
Principal transactions:
Tax-Exempt debt securities		$ 2,829	9.9%	$
4,940	19.8%	$ 5,046	17.3%
Taxable debt securities		775	2.7	2,302	9.2
	1,729	5.9
Equity securities		  6,242	21.9	  5,982	23.9
	4,995	17.2

Total		  9,846	34.5	13,224	52.9	11,770	40.4

Investment banking <F1>
Tax-Exempt debt securities		1,047	3.7	913	3.7
	1,258	4.3
Taxable debt securities		1,540	5.4	456	1.8
	309	1.2
Equity securities		2,811	9.9	1,977	7.9	623
	2.1
Consulting, placement and valuation fees	7,424	26.0
	4,494	18.0	11,902	40.9

Total		12,822	45.0	7,840	31.4	14,092	48.5

Commissions:
Equity securities		2,514	8.8	1,395	5.6
	1,281	4.4
Mutual funds		  1,777	  6.2	1,407	  5.6	1,081	3.7

Total		  4,291	15.0	2,802	11.2	2,362	8.1

Interest and dividends		1,329	4.7	894	3.6	641
	2.2
Other		      222	     0.8	      228	     .9
235	0.8

Total		$28,510	100.0%	$24,988
	100.0%	$29,100	100.0%

<F1>Investment banking revenue includes management fees
and underwriting
fees earned in connection with all underwriting participations and selling concessions earned in connection with the Company's participation in tax-exempt debt, corporate debt and equity underwritings.

Since the various activities of the Company are interdependent and substantially the same sales personnel and office facilities are engaged in the generation of the above revenues, the Company does not believe that a meaningful allocation of expenses can be made among these operations.

The following tables set forth, for the periods indicated, items in the
Company's Consolidated Statements of Income as percentages of total revenue and the increase (or decrease) by item as a percentage of the amount for the previous period:



	Percentage of Total Revenues
	Year Ended December 31,
	1996	1995	1994
Revenues
Principal transactions		34.5%	52.9%	40.4%
Investment banking		45.0	31.4	48.5
Commissions		15.0	11.2	8.1
Interest and dividends		4.7	3.6	2.2
Other		      .8	     .9	     .8
Total revenues		100.0	100.0	100.0

Operating expenses
Compensation and benefits		66.1	61.0	53.3
Floor brokerage, exchange and clearing fees		7.3	6.9
	3.9
Communications		4.9	5.1	3.7
Occupancy, equipment rental and depreciation		4.6
	4.0	2.8
Professional fees		3.8	3.1	3.5
Interest		3.8	1.9	.7
Advertising and market development		3.2	2.4	1.5
Other operating expenses		 5.0	  4.1	  3.5
Total operating expenses		98.7	88.5	72.9

Income before provision for income taxes		1.3
	11.5	27.1
Provision for income taxes		   .3	  4.3	10.7

Net income		  1.0%	  7.2%	16.4%


         	Period to Period Change
	1996	1995
	Compared with	Compared with
	1995	1994
Revenues:
Principal transactions		(25.5)%	12.4%
Investment banking		63.5	(44.4)
Commissions		53.1	18.6
Interest and dividends		48.7	39.5
Other		(2.6)	(3.0)
Total revenues		14.1	(14.1)

Operating expenses:
Compensation and benefits		23.6	(1.9)
Communications		9.3	20.0
Occupancy and equipment rental and depreciation	32.8
	20.6
Floor brokerage, exchange and clearing fees	20.5	53.0
Interest		131.7	136.5
Marketing and development expense		47.5	40.7
Professional fees		41.9	(24.1)
Other operating expenses		39.0	0.6
Total operating expenses		27.3	4.3
Income before provision for income taxes		(87.5)
	(63.6)
Provision for income taxes		(91)	(65.4)
Net income		(85.5)%	(62.5)%

1996 Compared with 1995

Including one-time after-tax charges of $1,081,000, net income for the year ended December 31, 1996 was $260,000. On a fully diluted basis, earnings per common share decreased to $.02 per share in 1996 compared to $.50 per share in 1995. Net income for the year ended December 31, 1996, exclusive of one-time after-tax charges, was $1,341,000, or $.36 per share. This compares to net income of $1,788,000, or $.50 per share, during the same period in 1995.

Total revenues during 1996 increased $3,522,000, or 14.1%, to
$28,510,000
from $24,988,000 in 1995, but were more than offset by an increase in operating expenses of $6,031,000 in 1996.

Revenues from principal transactions decreased $3,378,000, or 25.5%, to
$9,846,000 in 1996 from $13,224,000 in 1995. This decrease
can he attributed
to decreases of $2,111,000 from trading tax-exempt securities and $1,527,000 from trading taxable debt securities, which were partially offset by an increase of $260,000 from trading equity securities. The decrease in trading revenues attributable to tax exempt and taxable debt securities reflected an extraordinarily volatile bond market and the continued compression of underwriting spreads in municipal securities. In addition, trading revenues were adversely affected by costs associated with implementing an interest rate risk management strategy.

Recently, the Securities and Exchange Commission and NASD agreed to changes which could impact the way stocks are traded. A new order display system is to be implemented, which will allow investors to place limit orders to buy or sell a NASDAQ stock at a certain price and be matched with another order. The proposed system is designed to ensure that no market maker would be able to execute trades at better prices before a specific limit order was filled.
The proposed system may produce a new source of competition but could also lead to the Company making markets in fewer NASDAQ stocks, particularly smaller ones, because of a perceived lack of liquidity. Consequently, there is potential for delisting of companies which trade infrequently due to lack of market maker support. The Company, therefore, may reduce the number of companies that it makes markets in and also realize lower trading spreads, which could adversely affect the Company.

Revenues from investment banking services increased
$4,982,000, or 63.5%, to
$12,822,000 in 1996 from $7,840,000 in 1995. This was due to a $2,930,000
increase in revenues related to consulting, placement and valuation fees, an increase in revenue from underwriting equity securities of $834,000 and an increase in revenue from underwriting taxable and tax-exempt debt securities of
$1,084,000 and $134,000, respectively.

The increase in consulting, placement and valuation fees resulted from an increase in revenues related to thrift conversions and merger and acquisition advisory fees. The increase in revenues during 1996 from thrift conversions, including mutual holding company formations, is a result of the greater size of the transactions which closed during 1996 as compared to the same period in
1995. Additionally, fee income from merger and acquisition advisory services was significantly higher during 1996 as compared to 1995. This was a result of a larger number of merger and acquisition transactions during the 1996 period and the greater size of the transactions versus 1995. The
Company expects
there to be a reduction in future revenues resulting from thrift conversions and mutual holding company formations because of increased competition and a smaller universe of mutual institutions. Although there can be no assurances that it will be successful, the Company is attempting to diversify its revenue sources into related financial services and expand its current services in order to offset the potential decline in future revenues from thrift conversions. The increase in revenue from underwriting equity securities is due to the consummation of two underwritings for financial institutions seeking additional capital for growth purposes, as well as the closing of the third Ryan Beck
Banking Opportunity Trust. The increase in revenue from underwriting tax-exempt debt securities reflects increased levels of issuance of new municipal securities.

Commission revenue increased $1,489,000, or 53.1%, to $4,291,000 in 1996 from $2,802,000 in 1995. The increase in revenues is primarily due to an increase in equity commissions of $1,119,000 and in mutual fund commissions of $370,000. These increases are mainly attributable to increased retail trading activity and higher mutual fund sales due to greater investor demand and selection of mutual funds.

Revenue from interest and dividends increased $435,000, or 48.7%, to
$1,329,000 in 1996 from $894,000 in 1995. The increase in
revenue from
interest and dividends is a result of higher average inventory levels during 1996 as compared to 1995, partially offset by lower interest rates during 1996.

Total operating expenses increased $6,031,000, or 27.3%, to $28,153,000 in
1996 from $22,122,000 in 1995. This increase is primarily attributed to an increase in compensation and benefits of $3,596,000, an increase in interest expense of $623,000, an increase of $355,000 in floor brokerage and clearing fees and an increase of $325,000 in occupancy and equipment expense. In addition, increases in advertising and market development, professional fees and other expenses of $292,000, $324,000 and $396,000, respectively,
contributed to the overall increase in total operating expenses. The increase in compensation and benefits is partially attributable to one-time pre-tax charges of $1,327,000 as a result of severance payments related to the resignation of two senior executives and Board members. In addition, increases in commission expense and salary and bonus expense are consistent with higher investment banking and commission revenues as well as an increase in the number of employees. The increase in advertising and market development is primarily due to an increase in printing and promotional expenses. The increase in professional fees is due to expenses associated with a pre-tax charge of $83,000 for an abandoned debt offering as well as additional legal expenses and consulting fees associated with the Company's relocation of its headquarters in 1997. The increase in other operating expenses is primarily a result of a one-time pre-tax charge of $200,000 for incidental expenses related to the relocation of the Company's headquarters and an increase in other expenses. The increase in interest expense is due to higher average borrowing levels, partially offset by lower interest rates. The increase in floor brokerage, exchange and clearance fees is a result of an increase in trade volume. The increase in occupancy and equipment expense is mainly attributed to a pre-tax charge of $192,000 to write off leasehold improvements and equipment as part of the Company's plan to relocate its headquarters.

1995 Compared with 1994

All share and per share data set forth in the following discussion have been adjusted to reflect a 5% stock dividend declared on January 26, 1996 and paid on February 13,1996.

Net income for the year ended December 31,1995 was $1,788,000, compared to
$4,766,000 during the same period in 1994. On a fully diluted basis, earnings per common share decreased 62.1% to $.50 per share in 1995, compared to
$1.32 per share in 1994. Income tax expense and net income for the year ended
December 31,1994 has been restated to reflect a $92,000 income tax refund
(equal to $.03 per share) resulting from amending that year's income tax return.

Total revenues during 1995 decreased $4,112,000, or 14.1%, to
$24,988,000
from $29,100,000 in 1994.

Revenues from principal transactions increased $1,454,000, or 12.4%, to
$13,224,000 in 1995 from $11,770,000 in 1994. This increase
can be attributed
to an increase of $987,000 from trading equity securities and an increase of
$573,000 from trading taxable debt securities, which was partially offset by a decrease of $106,000 from trading tax exempt securities. The increase in trading revenues attributable to equity and taxable debt securities reflected greater demand during 1995 for exchanging securities in a lower interest rate environment as compared with 1994. The decrease in trading revenues attributable to trading tax-exempt securities primarily reflects reduced product availability and lower yields.

Revenues from investment banking services decreased
$6,252,000, or 44.4%, to
$7,840,000 in 1995 from $14,092,000 in the comparable 1994
period. This
decrease was due to decreases of $7,408,000 in revenues related to consulting, placement and valuation fees and $345,000 from underwriting tax-exempt debt securities, which were partially offset by an increase of $1,354,000 in revenue from underwriting equity securities and $147,000 in revenue from underwriting taxable debt securities.

The decrease in consulting, placement and valuation income resulted from a reduced number of mutual to stock thrift conversions, including mutual holding companies which closed in 1995 as compared to 1994, the smaller size of the transactions which closed in 1995, and decreased fee income from merger and acquisition advisory services. The reduced fee income from merger and acquisition advisory work is primarily due to the smaller size of many of the
Company's merger and acquisition transactions in 1995. The increase in revenues from underwriting equity securities resulted primarily from the closing of several underwritings for financial institutions seeking additional capital for growth purposes as well as the closing of the Ryan
Beck Banking
Opportunity Trust, Series 2.

Commission revenue increased $440,000, or 18.6%, to $2,802,000 in 1995 from $2,362,000 in 1994. The increase in revenues is primarily due to an increase in mutual fund commissions of $326,000 and in equity commissions of
$114,000. which reflected increased activity in the general stock market.

Revenue from interest and dividends increased $253,000, or 39.5%, to
$894,000 in 1995 from $641,000 in 1994. This increase is a
result of increased
levels of inventory carried during 1995, partially offset by a lower interest rate environment in 1995.

Total operating expenses increased $902,000, or 4.3%, to $22,122,000 in 1995 from $21,220,000 in 1994. This increase is primarily attributed to an increase in floor brokerage, exchange and clearance fees of $599,000 and interest expense of $273,000. The increase in floor brokerage, exchange and clearance fees reflects both increased activity and a rebate of certain clearance costs incurred in connection with transferring to a new clearing agent in 1994. The increase in interest expense reflects the cost of carrying higher levels of inventory during 1995.

Liquidity and Capital Funds

As of December 31,1996, the Company's Consolidated
Statement of Financial
Condition reflects an essentially liquid financial position, with most of the
Company's assets consisting of assets readily convertible into cash. The
Company s securities positions in its trading accounts (both long and short) are, in large part, readily marketable.

The Company finances its business through the use of available capital and short term secured borrowings. The Company maintains a facility pursuant to which it may borrow additional funds on a secured short-term basis from its clearing broker. The amount available for borrowing under this facility is related to the level of securities inventory at the clearing broker which may be pledged as collateral. At December 31,1996, the interest rate for such funds was
7.625%.

The Company is subject to net capital requirements for brokers and dealers regulated under the Securities Exchange Act of 1934. The Company's regulatory net capital has consistently exceeded such minimum net capital requirements. As of December 31,1996, the Company had aggregate net capital, after required adjustments, of $3,535,000 which exceeded the minimum net capital requirements by $2,535,000. Management believes that the funds provided by operations and its borrowing capacity will provide sufficient resources to meet present and reasonably foreseeable short-term financial needs.

Effects of Inflation

Because the Company's assets are largely liquid, and securities inventories are carried at current market values, the impact of inflation is reflected in its consolidated financial statements. However, the rate of inflation also affects expenses such as employee compensation, rent and communications, and such effects may not be readily recoverable through increased commission rates, trading profits or fees. To the extent that inflation has other adverse effects on prices and activities in the securities markets and, in particular, on interest rate conditions in the credit markets, it may adversely affect the Company s financial position and results of operations.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Ryan, Beck & Co., Inc. (the "Company") is a boutique investment firm that is principally engaged in the underwriting, distribution and trading of tax-exempt, bank equity and debt securities. The Company provides investment banking, research and financial advisory services to the financial services industry, with a focus on corporate finance and merger related services. The
Company also offers a general securities brokerage business with investment and insurance products for retail and institutional clients. The Company operates on a fully-disclosed basis through a clearing broker.

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

Recognition of Revenues

Securities transactions (and related revenues and expenses) are recorded on a trade date basis. Selling concessions, consulting fees, management fees and underwriting fees, less related expenses, are recorded in income as earned. All securities owned and sold, but not yet purchased by the Company are valued at market, which results in unrealized gains and losses being reflected in current earnings.

Investment banking revenues include gains, losses and fees, net of syndicate expense, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services.

Income Taxes

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the consolidated financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized.

Reclassifications

Certain reclassifications have been made to prior years' financial statements to conform with the current year's presentation.

Property and Equipment

Depreciation of office furniture and equipment is provided for either on a straight-line or declining balance basis using estimated useful lives of three to seven years for financial statement purposes. Accelerated depreciation methods are generally used for federal income tax purposes. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

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

Note 2 - Securities Owned, at Market Value

Securities in the Company's trading account consist of the following:

	December 31,
	1996	1995
		(In Thousands)
Debt obligations:
States and municipalities	$  17,962	$  19,400
Corporations                             	5,195	1,833
U.S. Government and agencies                	2,035	310
Corporate equity                        	8,572	13,130
Other                                    	           25	           25
Total                          	$  33,789	$  34,698

Note 3 - Property and Equipment

Property and equipment, stated at cost, consist of the following:

	December 31,
	1996	1995
		 (In Thousands)
Office furniture and equipment     	$     2,543	$   2,317
Leasehold improvements                     	          938
912
	 3,481	        3,229
	Less:  Accumulated depreciation
	and amortization             	       3,110	     2,526
	$        371	$      703

Note 4 - Payable to Clearing Broker

The Company has an agreement with its clearing broker that enables the
Company to borrow by pledging securities owned. As of December 31, 1996 and 1995 the balances due were approximately $15,375,000 and $16,180,000, respectively. At December 31, 1996, the interest rate paid on these borrowings was 7.625%.

Note 5 - Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased consist of the following:

	December 31,
	1996	1995
	(In Thousands)
Debt obligations:
States and municipalities	$      128	$      406
Corporations	274	347
U.S. Government and agencies	       134	          19
Corporate equity	    4,888	     5,037
Total                          	$  5,424	$   5,809

Securities sold, but not yet purchased are a part of the Company's normal activities as a broker and dealer in securities and are subject to off-balance-sheet market risk of loss should the Company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

Note 6 - Income Taxes

The provision (benefit) for income taxes consists of:

		Year Ended December 31,
	1996 	1995         	1994
	(In Thousands)
Current Provision:
Federal                 	$    193	$     929	$     2,588
State and local               	      100	       350
959
	     293	    1,279	      3,547
Deferred Benefit:
Federal                 	(152)	(152)	(329)
State and local               	       (44)	        (49)
(104)
	     (196)	      (201)	        (433)
Total	$       97 	$    1,078	$     3,114

Provision (benefit) for income taxes is reconciled to amounts computed by applying the federal corporate tax rate of 34% to income before income taxes as follows:

		Year Ended
December 31,
	1996	1995         	1994
	(In Thousands)
Tax provision at federal  statutory rate	$     121	$
974	$   2,680
State and local income taxes,
net of federal income tax benefit 	37	230	564
Net reduction relating to interest income on
state and municipal government obligations	(118)	(135)
	(134)
Other, net	        57	           9	           4
	$      97	$  1,078	$  3,114

The tax effects of the principal temporary differences resulting in a deferred tax asset are as follows:

	Year Ended December 31,
	1996	1995
	(In Thousands)
Deferred compensation -
Restricted stock grants	$  (204)	$  (138)
Postemployment benefits	(251)	(123)
Accrued expenses	(338)	(335)
Other, net	      (37)	      (38)
	$  (830)	$  (634)

 Note 7 - Regulatory Requirements

The  Company is  subject to the net capital  provision of Rule
15c3-1 under the
Securities Exchange Act of 1934 which requires that the
Company's aggregate
indebtedness shall not exceed 15 times  net  capital as  defined under  such
provision.  Additionally, the Company, as a market maker, is subject to
supplemental requirements of Rule 15c3-1(a)4 which provides
for the
computation of net capital to be based on the number and price of issues in
which markets are made by the Company, not to exceed
$1,000,000.   At
December 31, 1996 and 1995, the Company's regulatory net capital was approximately $3,534,000 and $5,663,000, respectively, which exceeded net capital rule requirements by $2,534,000 and $4,663,000, respectively.

The Company operates under the provisions of paragraph
(K)(2)(ii) of Rule
15c3-3 of the Securities and Exchange Commission as a fully-disclosed broker and, accordingly, customer accounts are carried on the books of the clearing broker. However, the Company safekeeps and redeems municipal bond coupons for the benefit of its customers. Accordingly, the Company is subject to the provision of SEC Rule 15c3-3 relating to possession or control and customer reserve requirements and was in compliance with such provisions at
December 31, 1996.

Note 8 - Common Stock Dividend and Earnings per Common
Share

On January 26, 1996, the Company's Board of Directors declared a 5% stock dividend for shareholders of record as of February 5, 1996.
The stock dividend
was payable on February 13, 1996. Accordingly, all share and per share information in the consolidated financial statements have been restated to reflect this stock dividend.

Primary earnings per share are computed by deducting preferred dividends from net income in order to determine net income attributable to common stockholders. This amount is then divided by the weighted average number of common shares outstanding and common stock equivalents arising from stock options. The weighted average number of common shares outstanding for computation of primary earnings per share was 3,202,000, 3,250,000 and
3,296,000 shares for each of the years ended December 31, 1996, 1995 and
1994, respectively.

Fully diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year after giving effect for common stock equivalents arising from stock options and preferred stock assumed converted to common stock. The weighted average number of common shares outstanding for full dilution was 3,521,000,
3,574,000 and 3,609,000 shares for each of the years ended
December 31,
1996, 1995 and 1994, respectively.

Preferred stock shares of 99,263 and 125,851 in 1996 and 1995, respectively, which are unallocated and unreleased issued shares held by the ESOP trust (see
Note 9), were excluded in computing the fully diluted earnings per share amounts.

Note 9 - Employees Benefit Plans

Employee Stock Ownership Plan (ESOP)

Effective June 1, 1994 the Company established a leveraged tax-qualified
Employee Stock Ownership Plan (ESOP) for all nonexcluded employees who meet the Company's eligibility and participation requirements. The ESOP purchased 150,000 shares of the Company's preferred stock at a cost of
$994,000 using the proceeds of a loan utilizing the preferred shares as collateral. All dividends received by the ESOP in 1994, totaling $82,000, were used to pay debt service. None of the ESOP dividends received were used to pay debt service in the years ending December 31, 1996 and 1995. The
Company makes annual contributions to the ESOP equal to the ESOP's debt service, which totaled $137,000 and $171,000 for the years ended December
31, 1996 and 1995, respectively. For each plan year during the duration of the loan, the number of shares committed to be released is based on a predetermined formula tied to the Company's debt service paid during the year.

The debt of the ESOP is recorded as a liability and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial condition. As shares are committed to be released from collateral, the
Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations upon actual release and allocation to active employees. Dividends on allocated
ESOP shares are recorded as a reduction of retained earnings. ESOP related compensation expense for the years ended December 31, 1996, 1995 and 1994 was $148,000, $210,000 and 166,000, respectively.  The fair
value of the
99,263 unreleased shares at December 31, 1996 was $482,000.
In 1997, the
Company is committed to release 22,709 shares related to 1996 plan activity.

Stock Option Plan

On January 26, 1996, the Board of Directors approved a nonqualified Stock
Option Plan under which 200,000 shares of common stock are reserved for issuance to officers and other key employees of the Company and are exercisable beginning one year from date of grant at various percentages expiring ten years from such date. The Plan replaced a substantially similar plan, which terminated on April 28, 1996. The Stock Option Plan is administered by a Board Committee.

Stock option activity is shown below for all plans:


	1996	1995	1994
Shares under options outstanding January 1	137,090
	9,515	10,171
Stock options granted at $4.00 - $7.00 per share	103,500
	-	-
Stock options granted at $7.20 - $7.38 per share	-
	127,575	-
Options exercised at $3.02 per share	           -	           -
	      (656)
Forfeited or canceled options
at $7.00 - $7.20 per share	(29,825)	            -
-

Shares under options outstanding and
exercisable at $3.02 - $7.38 per share
at December 31	210,765	137,090	    9,515

	At December 31, 1996, 109,000 shares were available for future grants under the Plan. The Company derives a tax deduction measured by the excess of the market value over the option price at the date nonqualified options are exercised. The related tax benefit is credited to additional paid-in capital.

The Company applies the provisions of Accounting Principles
Board Opinion
No. 25, "Accounting for Stock Issued to Employees" (APB No.
25) in
accounting for its stock option plans. Accordingly, as the plans provide fixed-cost stock options at market value on the date of grant, under APB No. 25 no compensation cost has been recognized for the years ended December 31, 1996,
1995 and 1994. On a pro-forma basis, if the fair value of options granted had been charged to earnings, net income as recorded would have been reduced by
$33,000 and $5,000 in 1996 and 1995, respectively. Both primary and fully diluted earnings per common share, respectively, as reported would have been reduced by $.01 in both 1996 and 1995.

The fair value of each option grant was estimated on the date of the grant using a binomial option-pricing model with the following weighted average assumptions in 1996 and 1995: quarterly dividends of $.05;
expected volatility
of 10%; risk-free interest rate of 6.10% and 5.84%, respectively; and expected life of seven years.

Restricted Stock Grant Plan

The Company's Restricted Stock Grant Plan provides for the
award of up to
$1,000,000 of the Company's common stock to certain key
employees pursuant
to the Plan terms.   Plan participants are entitled to receive
dividends and to
vote their respective shares. Additionally, the Plan was amended on September
25, 1992 to include acceleration of vesting as determined by the Plan's committee. Upon issuance of restricted stock, unearned compensation, equivalent to the market value of the shares awarded at the time of the grant, is charged to stockholders' equity and is amortized to expense over the periods until the restrictions lapse, generally over three years.
The Company derives a tax deduction measured by the excess of the market value over the original cost of the grants at the time of vesting. The related tax benefit is credited to additional paid-in capital.

The Company awarded 23,000, 24,541 and 71,979 shares during the years ended December 31, 1996, 1995 and 1994, respectively. Compensation expense relating to this plan charged to operations totaled $344,000 (which includes a one-time pre-tax charge of $102,000 as a result of accelerated vesting upon the resignation of a former senior executive and Board member),
$254,000 and $100,000 for the years ending December 31, 1996, 1995, and
1994, respectively.

Profit Sharing Plan/Savings Plan

Effective June 1, 1994, the Company amended its qualified profit sharing plan to include a 401(k) savings plan covering all eligible employees.
The Company
makes contributions at its discretion within the allowable limits of the Plan.
The Company's discretionary profit sharing contributions were $929,000,
$629,000 and $792,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

Postemployment Benefits

	The Company records the costs of postemployment
benefits paid before
retirement, principally severance benefits (including health care coverage)
provided under the terms of certain employment contracts with key officers,
over the service lives of such employees.  Compensation
expense charged to
operations was $1,270,000, $47,000 and $366,000, for the
years ended
December 31, 1996, 1995 and 1994, respectively.  Included in the 1996
compensation expense are one-time pre-tax charges of
$1,225,000 resulting
primarily from the resignations of two former executives and board members.
These contracts contain provisions that would entitle individual officers to
receive a minimum of $75,000 to a maximum of $600,000 plus
certain benefits
(as applicable), depending on varying events such as, death, disability,
voluntary or involuntary termination, change of control and
liquidation.  The
largest potential liability would be in the event of a change of control.  In this
event the Company's contingent liability would not exceed
$1,338,000
($1,913,000 liability net of approximately $575,000 of accrued postemployment benefits, which were provided for in the Company's financial statements at
December 31, 1996).

Note 10 - Commitments and Contingencies

Litigation

The Company is involved in various legal actions, some of which involve claims for substantial amounts, arising in the normal course of its operations.
Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of these matters will not have a material adverse effect on the consolidated financial condition of the
Company, but may be material to the Company's operating results for any particular period, depending upon the level of the Company's income for such period.

Leases

The Company leases office space in various locations under noncancellable operating leases. In 1996, the Company entered into a new lease to relocate its headquarters in 1997. In connection therewith, one-time pre-tax charges of
$192,000 (included in occupancy expense) and $200,000 (included in other expense), respectively, were recorded for the write-off of property and equipment and the incidental expenses related to abandonment and relocation.

At December 31, 1996, the future minimum rental commitments, including the new lease agreement referred to above, were as follows:

		Amount
Year	    (In Thousands)
1997  	$      675
1998 	719
1999	         658
2000	    631
2001	631
Thereafter	3,145
		$   6,459

Certain leases contain renewal or purchase options, or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases. Total office rental expenses charged to operations were approximately $642,000, $587,000 and $521,000, for the years ended
December 31, 1996, 1995, and 1994, respectively.

Note 11 - Financial Instruments

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the
Company to off-balance-sheet-risk, wherein the clearing broker/dealer may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

A significant portion of the Company's securities owned at market value are state and municipal obligations issued by the State of New Jersey or municipalities within that state. Substantially all of the corporate equity securities owned are instruments issued by banking and thrift institutions.

Fair Value

The financial instruments of the Company are reported in the consolidated statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Derivatives

Beginning in the third quarter of 1996, the Company began implementing a hedging strategy in its fixed-income trading activities as part of its overall interest rate risk management strategy. The Company uses temporary positions in U.S. Treasury futures as well as cash positions in U.S. Treasury securities sold, but not yet purchased in an effort to manage its interest rate risk and protect the profit margins associated with the trading of its fixed-income securities owned. These contracts and short positions expose the Company to off-balance sheet risk of accounting loss in the event that the changes in interest rates, and thus the value of the futures contracts and short positions, do not closely correlate with the changes in the value of the Company's fixed-income securities owned. Gains and losses on the derivative futures contracts used in trading activities are recognized currently in principal transaction revenue. For the four months of 1996 in which the futures contracts were used, the average asset and liability fair value of such instruments was $13,000 and $37,000, respectively . At December 31,
1996 the notional value of open commitments under financial futures contracts was $3,945,000 with a fair value of $34,000.

Note 12 - Preferred Stock

Pursuant to a stock offer consummated on April 29, 1994, there were 485,789 shares of common stock exchanged for a new voting cumulative convertible preferred stock and 103,641 shares of common stock were purchased at a price of $6.75 per share. Subsequent to April 29, 1994, an additional 46,359 shares of common stock were purchased in the open market. All the common stock shares acquired (totaling 150,000) were retired and an equal number of shares of new voting cumulative convertible preferred stock were issued to a newly formed Employee Stock Option Plan (ESOP) for cash equal to the amount paid by the Company for the common stock (see Note 9).

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

Additionally, 12,907 and 33,325 shares of preferred stock were converted into
13,552 and 34,991 shares of common stock (as adjusted for the 5% stock dividend) during the years ended December 31, 1996 and 1995, respectively.